EXHIBIT D-5

                    UNITED STATES OF AMERICA 94 FERCP. 61,049
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners:  Curt Hebert, Jr., Chairman;
                       William L. Massey, and Linda Breathitt.


Bangor Hydro-Electric Company and                         Docket No. EC01-13-000
Emera Incorporated


                            ORDER AUTHORIZING MERGER

                            (Issued January 24, 2001)

     On October 31, 2000, Bangor Hydro-Electric Company (Bangor Hydro) and Emera Incorporated (Emera) (collectively, Applicants) filed an application under section 203 of the Federal Power Act (FPA)/1/ seeking authorization for the merger of Bangor Hydro with Emera. Bangor Hydro will become a wholly-owned subsidiary of Emera upon consummation of the merger, and will continue to do business under its present name./2/

     The Commission has reviewed the proposed merger under the Commission's Merger Policy Statement/3/ and, as discussed below, we will authorize the proposed transaction as consistent with the public interest.

I. Background

     A. Description of the Parties to the Merger

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     /1/ 16 U.S.C.ss.824b (1994).
     /2/ Application at 20.
     /3/ Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Statutes and RegulationsP. 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERCP. 61,321 (1997) (Merger Policy
Statement).


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     Bangor Hydro is a public utility engaged in the transmission, distribution, generation, purchase, and sale of electricity in eastern and coastal Maine. Bangor Hydro owns approximately 600 miles of transmission lines and 4,000 miles of distribution lines. Bangor Hydro's peak load for 1999 was 293 MW.

     Bangor Hydro owns several energy subsidiaries. These subsidiaries include Bangor Energy, a public utility engaged in power marketing subject to the Commission's jurisdiction, which is a special-purpose vehicle created in 1997 to permit Bangor Hydro to utilize a 24.27 MW power sales agreement as collateral for a loan; and Bangor Var Company, which holds a 50 percent interest in Chester SVC Partnership, the owner of static var compensator electrical equipment in Chester, Maine. Bangor Hydro also owns 7 percent of Maine Yankee Atomic Power Company, whose sole power generating facility has been closed since 1997, and
14.2 percent of Maine Electric Power Company (MEPCO), a public utility that owns a 345 kV transmission line and provides service under an open access transmission tariff.

     Under Maine's restructuring legislation, over the past several years Bangor Hydro has been divesting its generating capacity and generation entitlements. Bangor Hydro is to remain a retail standard-offer provider through February 28, 2001, and is prohibited from bidding to remain a retail provider. Therefore, Bangor Hydro expects to exit that market shortly. Additionally, Bangor Hydro will be prohibited by Maine law from selling electricity at retail, and will likewise be forbidden from owning or controlling generation or generation-related assets.

     According to the application, Bangor Hydro directly owns and operates 21 MW of electric generating capacity. However, it has divested itself of all other generation-related resources but for Bangor Energy's power sale agreement and certain generation capacity it uses to provide standard-offer retail service. Bangor-Hydro is a net purchaser of electricity.

     Emera is a Canadian business corporation whose principal operating subsidiary is Nova Scotia Power Inc. (Nova Scotia), which sells electricity primarily to customers in Nova Scotia, Canada. Nova Scotia owns approximately 2,200 MW of generating capacity, all of which is located within Nova Scotia, Canada. According to the application, Nova Scotia neither owns nor controls any generating resources in the United States, and has no contracts for the purchase of power from any source located within the United States. Nova Scotia is interconnected to only one other utility, New Brunswick Power (NB Power), which is owned by the Province of New Brunswick, Canada.


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     Emera also has a 12.5 percent  ownership  interest in Maritimes & Northeast
Pipeline, L.L.C. (Maritimes) via its subsidiary Scotia Power U.S. Ltd. Maritimes is a natural gas pipeline that originates in Nova Scotia and terminates at a point of interconnection with the United States pipeline grid at Dracut, Massachusetts. Maritimes' United States markets are located primarily in New England. Maritimes provides natural gas transportation service pursuant to a Commission-approved open access transportation tariff.

     B. Description of Proposed Merger

     The proposed merger is governed by an Agreement and Plan of Merger (Merger Agreement) dated June 29, 2000. The Merger Agreement provides that Emera will directly or indirectly acquire all of Bangor Hydro's shares of common stock, making Bangor Hydro a wholly-owned subsidiary of Emera. Pursuant to the Merger Agreement, a to-be-formed United States Emera subsidiary will merge with and ultimately into Bangor Hydro, with Bangor Hydro to be the surviving entity.
Following consummation of the transaction, Bangor Hydro will continue to do business under its current name and will continue service to all customers pursuant to existing contracts and Federal and state requirements.

II.  Notice of Filing and Responsive Pleadings

     Notice of Applicants' filing was published in the Federal Register, 65 Fed. Reg. 69,760 (2000), with comments, interventions, and protests due on or before December 29, 2000. On November 21, 2000, the Maine Public Utilities Commission (Maine Commission) filed a notice of intervention raising no substantive issues.

III.  Discussion

     A. Procedural Issues

     Pursuant to Rule 214(a)(2) of the Commission's Rules of Practice and Procedure,/4/ the Maine Commission's notice of intervention makes it a party to this proceeding.

     B. The Merger

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     /4/ 18 C.F.R. ss. 385.214(a)(2) (2000).


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          1. Standard of Review

     Section 203(a) of the FPA/5/ provides that the Commission must approve a proposed merger if it finds that the merger "will be consistent with the public interest." The Commission's Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

          2. Effect on Competition

     Applicants' Analysis

     Applicants analyze the competitive effects of the proposed transaction relating to the consolidation of generation (i.e., horizontal effects) and the consolidation of generation, delivered gas and transmission assets (i.e., vertical effects).

     Applicants argue that it is unnecessary to perform the analysis described in Appendix A of the Merger Policy Statement to evaluate the horizontal effects of the proposed merger, for two major reasons. First, Applicants explain that Bangor Hydro currently owns only 21 MWs of relatively high cost, diesel-fired internal combustion units, which could have been used for, at most, 1.4 percent of the hours from August 1999 through July 2000./6/ Applicants state that Bangor Hydro's diesel units comprise less than 0.1 percent of NEPOOL's current installed generating capacity and that, most of the time, the variable cost of Bangor Hydro's diesel units exceeds the market price of energy. Second, Applicants explain that Bangor Hydro and Nova Scotia Power do not sell to common wholesale customers based on 1998 and 1999 trading data. Additionally, they state that OASIS postings currently show that only 2 MWs of firm or non-firm capacity will be available for export on New Brunswick Power's system to Maine Electric Power Company (MEPCO) through September 2001./7/ Notwithstanding the foregoing,

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     /5/ 16 U.S.C.ss.824b(a) (1994).

     /6/ Applicants additionally explain that environmental concerns limit these diesel- fired units to a total operating time of 500 hours per year. Fox-Penner Affidavit, p. 11.

     /7/ Applicants state there are plans for a new transmission line to be constructed by Pennsylvania Power & Light Energy Plus that would provide an additional 300 MWs of transmission capability from New Brunswick to NEPOOL. However, development of this line has temporarily ceased, pending approval from Maine environmental and land use agencies.


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Applicants perform an analysis of installed capacity in NEPOOL and conclude that the market is unconcentrated in winter and summer, with de minimis increases in the Herfindahl-Hirschman indices attributable to the proposed merger./8/

     Applicants assert that the proposed transaction raises no vertical competitive concerns associated with consolidating generation and transmission because Independent System Operator, New England, Inc. (ISO-NE) has operational control over transmission assets owned by Bangor Hydro. They also state that although Emera has a minority ownership interest in Maritimes (which delivers natural gas in Bangor Hydro's service area), the proposed transaction raises no vertical competitive concerns related to consolidating generation and delivered gas because there is limited overlap between the electricity and delivered gas markets in which Applicants compete. They also note that because Bangor Hydro's only generation is diesel-fired and used infrequently, the merged company would have little incentive to withhold delivered gas to foreclose competitors or raise their costs.

     Commission Determination

     With regard to horizontal competitive issues raised by the proposed merger, we note that based on the information provided by Applicants, Bangor Hydro and Nova Scotia do not, and likely will not, compete in the same relevant markets in the United States (our analysis focused on only United States markets) within the time frame relevant for our merger review. Limited ATC on the transmission path from New Brunswick to MEPCO effectively prevents Applicants from competing in common


     /8/ Applicants state that this analysis employs conservative assumptions regarding capacity controlled by Applicants. Currently, Applicants have purchase agreements for 100 MWs of peak and 50 MWs of off-peak power to serve standard offer service customers in their service area. In performing their installed capacity analysis, they assume that they retain full control over the dispatch of these MWs, and they find little competitive impact. Further, these contracts are due to expire on February 28, 2001, and Applicants do not intend to renew them.


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relevant  markets in the United  States./9/ Even if ATC were to increase so that
Bangor Hydro and Nova Scotia could compete in common relevant markets (e.g., if a new transmission line is built), the small amount of generation that Bangor Hydro does control, which is economic only a short time of the year, would be unlikely to have a material effect on market concentration in relevant markets when combined with generation controlled by Nova Scotia.

     With regard to vertical issues associated with electricity and delivered gas, we note that there is currently no overlap between the delivered gas and electricity markets in which Applicants compete. Moreover, if ATC on the transmission path from New Brunswick to MEPCO were to increase, it is unlikely that the merged company would have the incentive to foreclose rivals or raise their delivered gas costs, thereby adversely affecting electricity prices or output. Therefore, we find that the proposed merger does not pose horizontal or vertical competitive concerns. We note that no intervenor raises any arguments to the contrary.

          3. Effect on Rates

     According to Applicants, the proposed transaction will have no adverse impact on rates. Currently, Bangor Hydro has only three wholesale requirements customers representing a combined peak load of only 0.9 MW. Applicants state that all three of these customers are now, and will remain, eligible to choose different suppliers. Bangor Hydro commits to a hold harmless provision under which "its wholesale requirements customers and transmission customers [will be held] harmless from costs related to the merger for five years."

          Commission Determination

     Based on these considerations, the Commission finds that the proposed transaction will not cause any adverse rate effects. We note that no commenter argues otherwise.

          4. Effect on Regulation

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     /9/ ATC from MEPCO to New Brunswick  would be required  for Bangor Hydro to reach Maine Public Service (MPS), a market in the United States possibly affected by the proposed merger. However, since MPS is several systems removed from NEPOOL, it is unlikely to be a relevant market.


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     As explained  in the Merger  Policy  Statement,  the  Commission's  primary concern with the effect on regulation of a proposed merger involves possible changes in the Commission's jurisdiction when a registered holding company is formed, thus invoking the jurisdiction of the Securities and Exchange Commission
(SEC). We are also concerned with the effect on state regulation where a state does not have authority to act on a merger and raises concerns about the effect on state regulation./10/

     With respect to Federal regulation, Applicants expect that, following consummation of the transaction, Emera will become an exempt holding company under the Public Utility Holding Company Act of 1935./11/ If Applicants are not successful in receiving a PUHCA exemption and instead must register under PUHCA, Applicants commit to comply with this Commission's policies concerning intra-system transactions. Therefore, the proposed merger will not create any issues regarding the overlap of jurisdiction by this Commission and the SEC.

     With  respect  to  state  regulation,   Applicants  state  that  the  Maine
Commission has jurisdiction to review their proposed merger, and that after consummation Bangor Hydro will continue to be regulated by the Maine Commission with respect to retail rates, services and facilities.

          Commission Determination

     Based on these considerations, the Commission finds that the proposed merger will not adversely effect either Federal or state regulation. We note that no commenter argues otherwise.

          5. Accounting Matters

     The application is unclear as to how Applicants propose to account for the merger (i.e., using the purchase or pooling of interests method) or the effect of the transaction on Bangor Hydro's account balances. In addition, the filing does not provide proposed accounting for amounts paid in excess of the original cost net book value (i.e., the acquisition premium), if any, or the merger-related costs to be recorded by Bangor Hydro. Therefore, we cannot determine to what extent the merger will affect the books and

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     /10/ Merger Policy Statement at 30,124-25.

     /11/ 15 U.S.C.ss. 79a, et seq. (1994) (PUHCA).


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records of Bangor Hydro and whether the accounting complies in all respects with the Commission's Uniform System of Accounts requirements. However, the Merger Policy Statement states that proper accounting treatment is a requirement of all mergers./12/ Therefore, we direct Bangor Hydro to submit its proposed accounting within six months following the consummation of the merger in accordance with the Uniform System of Accounts./13/ The filing should include all amounts recorded on Bangor Hydro's books as well as narrative explanations regarding the journal entries, the method of accounting used to record the merger, and the proposed accounting treatment for merger-related costs.

The Commission orders:

     (A) Applicants' proposed merger is hereby authorized, as discussed in the body of this order.

     (B) Applicants shall advise the Commission within 10 days of the date the merger is consummated.

     (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or that may come before the Commission.

     (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

     (E) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

     (F) Within six months of consummating the merger, Bangor Hydro shall submit its proposed accounting, as directed in the body of this order.

By the Commission.

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     /12/ Merger Policy Statement at 30,126.

     /13/ Electric Plant Instruction No. 5, Electrical Plant Purchased or Sold, and Account 102, Electric Plant Purchased or Sold, 18 C.F.R. Part 101 (2000).


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( S E A L )



                                                              David P. Boergers,
                                                                    Secretary.